SUBSCRIPTION, ESCROW, AND INFORMATION AGENT AGREEMENT

This Subscription, Escrow, and Information Agent Agreement (the “Agreement”) is entered into as of [ ]2017 by and between, Rave Restaurant Group, Inc., organized and existing under the laws of Missouri (the “Corporation”), and Securities Transfer Corporation, a corporation having its principal offices in Plano, Texas (“STC”).

WHEREAS, pursuant to a rights offering (the “Rights Offering”), the holders of the Corporation’s common stock, par value $.01 per share (the “Common Stock”) will be given the right (the “Subscription Rights”) to subscribe for and purchase [ ] shares of the Corporation’s common stock at the subscription price of $[ ] per share (“Basic Subscription Right”) each registered under the Securities Act of 1933, as amended, in each case as more fully set forth in a prospectus and related offering documents (the “Offering Documents”) to be prepared by the Corporation and filed with the Securities and Exchange Commission for the purpose of effecting the Rights Offering. These Rights shall expire at 5:00 p.m., Dallas time, on the date set forth in the Offering Documents or on such subsequent date or time to which the Corporation may extend such Rights Offering (each an “Expiration Date”), and be evidenced by non-transferable subscription right certificates (“Rights Certificates”); and

WHEREAS, the Corporation desires that STC act as Subscription Agent, Information Agent and Escrow Agent under the Rights Offering (the “Agent”), and STC has indicated its willingness to do so;

WHEREAS, the Corporation has authorized and directed the Agent to hold funds submitted by stockholders who exercise Subscription Rights (the “Subscription Funds”) in accordance with the terms and provisions of this Agreement; and

WHEREAS, upon the terms and conditions set forth in the applicable Offering Documents, the Agent will record properly exercised Subscription Rights from holders of the Common Stock on August 1, 2017 (the “Record Date”), as well as record and deposit the Subscription Funds for the purchase of the Basic Subscription Rights pursuant to the Rights Offering;

NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties hereto agree as follows:

1.	Appointment of Subscription, Escrow, and Information Agent. The Corporation hereby confirms the appointment of STC as Agent, and STC hereby agrees to serve as Agent, upon the terms and conditions set forth herein.

2.	Acceptance and Receipt of Subscription Documents.
a.	After receiving from the Corporation acknowledgement of the commencement of the Rights Offering, on the date specified by the Corporation, which shall be at least five (5) business days prior to the anticipated mailing date, the Agent shall mail to each holder of Common Stock as of the Record Date the appropriate Offering Documents as approved by the Corporation which shall specify that the exercise of Subscription Rights shall be effected, and risk of loss of Subscription Funds shall pass, only upon receipt by the Agent of the properly completed Rights Certificates and Subscription Funds required to effect the exercise of Subscription Rights under the Rights Offering (the “Mailing”).

b.	The Agent, upon receipt of Subscription Funds and duly, completely and correctly executed Rights Certificates and other documents that the Corporation requires for the exercise of Subscription Rights and has provided to Agent, shall create a report of the exercise of Subscription Rights and Subscription Funds received. Upon the closing of the Rights Offering and as promptly as feasible upon the Agent’s receipt of the Corporation’s acceptance and approval of said Rights Certificates, (i) the Corporation will authorize the Agent to no longer accept any subscription documents and to prepare the final subscription list, which list shall accurately identify the number Basic Subscription Rights for which each stockholder has subscribed, for the issuance of Basic Subscription Rights by the Corporation’s transfer agent, and (ii) the Agent will release to the Corporation the aggregate Subscription Funds minus any agreed upon fees and expense reimbursements (incurred or reserved for disbursements) due to the Agent from the Corporation as set forth in Exhibit A (sections (i) and (ii) directly preceding constituting the “Closing”). No interest on the Subscription Funds will accrue to either the Corporation or the Corporation’s stockholders.

3.	Notification and Processing. The Agent is hereby authorized and directed to, and hereby agrees to perform certain functions, including but not limited to the following:
a.	Accept and respond to all telephone requests from stockholders for information relative to the exercise of Subscription Rights (except that Agent will not answer questions relating to the sufficiency of the consideration or the tax implications of the Rights Offering); answer questions regarding the proper method of exercising Subscription Rights, including the completion of Rights Certificates and other documents related to the Rights Offering; maintain a toll-free number to respond to inquiries; provide assistance to holders of Common Stock and monitor the response to the Rights Offering; enclose and re-mail the subscription documents in the Mailing to interested holders of Common Stock; and provide periodic reports to the Corporation as to the status of the Rights Offering.
b.	Date stamp each document relating to its duties hereunder when received;
c.	Receive and examine all documents submitted to Agent in connection with the exercise of Subscription Rights under the Rights Offering and confirm whether such documents are executed in accordance with their terms. If a Subscription Right is held by more than one record holder, the applicable Offering Documents must be signed by each such holder; if a holder or joint holders (registrants) hold more than one position in the Corporation, as indicated by different accounts on the relevant record holder list, then separate, properly completed and executed subscriptions must be submitted for each such position held by that or those joint holders (registrants).
d.	Return to any holders (as applicable) those Rights Certificates evidencing some deficiency in execution; provided, however, that in any instance where the Agent cannot reconcile such deficiencies, prior to returning the Rights Certificates, the Agent shall consult with the Corporation for instructions as to whether the Agent may accept such exercise of Subscription Rights. In the absence of such instructions by Corporation in writing or email within twenty-four (24) hours after Agent first requests such instructions, Agent is authorized not to accept such exercise of Subscription Rights and shall notify the exercising stockholder that its exercise is deficient;

e.	Accept Rights Certificates and other documents signed by persons acting in a fiduciary or representative capacity only if such capacity is properly shown on the subscriptions and proper evidence of their authority so to act has been submitted or a signature medallion guarantee described in Section 3(f) is obtained;
f.	Accept subscriptions for Basic Subscription Rights to be issued other than in the name that appears on the Corporation record stockholder list submitted for such subscription, where (i) the signature thereon is guaranteed by a financial institution which is a participant in the Securities Transfer Agents Medallion Program (“STAMP”), the New York Stock Exchange, Inc. Medallion Signature Program (“MSP”), or The Stock Exchanges Medallion Program (“SEMP”), (ii) any necessary stock transfer taxes are paid and proof of such payment is submitted or funds therefore are provided to the Agent, or it is established by the holder that no such taxes are due and payable and (iii) the “Special Issuance Instructions” on the Rights Certificate have been properly completed;
g.	Retain all subscriptions accepted and retain such related documents pending further instructions from the Corporation;
h.	Return at the Corporation’s request any and all necessary records, copies of information and material concerning and representing unsubscribed Basic Subscription Rights under the Rights Offering; and
i.	Maintain on a continuing basis a list of holders of Common Stock that have not yet exercised their Subscription Rights.

4.	Concerning the Subscription and Information Agent.

The Agent:

a.	Shall have no duties or obligations other than those set forth herein, including those described under “Included Services” on Exhibit A, and no duties or obligations shall be inferred or implied, nor shall Agent be obligated nor expected to perform those services described under “Non-Included Services” on Exhibit A;
b.	May rely on, and shall be held harmless by, the Corporation in acting upon any certificate, statement, instrument, opinion, notice, letter, facsimile transmission, telegram, electronic mail or other document, or any security delivered to it, and reasonably believed by it to be genuine and to have been made or signed by the proper party or parties;
c.	May rely on and shall be held harmless by the Corporation in acting upon written or oral instructions from the Corporation or its then authorized counsel with respect to any matter relating to its acting as Agent;
d.	May consult, at the Corporation’s expense, on documents with counsel reasonably satisfactory to it (including counsel for the Corporation) and shall be held harmless by the Corporation in relying on the advice or opinion of such counsel in respect of any action taken, suffered or omitted by it hereunder in good faith and in accordance with such advice or opinion of such counsel;

e.	Shall make the final determination as to whether or not a Rights Certificate received by Agent is duly, completely and correctly executed in order to qualify for the Rights Offering and Agent shall be held harmless by the Corporation in respect of any action taken, suffered or omitted by Agent hereunder in good faith and in accordance with its determination;
f.	Shall not be obligated to take any action hereunder which might, in its reasonable judgment, subject or expose it to any expense or liability unless it shall have been furnished with an indemnity satisfactory to it;
g.	Shall not be liable or responsible for any recital or statement contained in any Offering Document or any other documents relating thereto, unless such statement was provided or confirmed in writing by the Agent; and
h.	Shall not be liable or responsible for any failure of the Corporation to comply with any of its obligations relating to the Offering, including without limitation obligations under applicable regulation or law.

No later than the first business day after the Mailing, the Corporation will provide Agent with a final list of talking points for dealing with anticipated questions from holders of Common Stock. It is understood and agreed that Agent will not provide tax advice, will not interpret tax regulations, will not opine regarding the merits of the Rights Offering, and will not provide any comments related to any legal proceedings related to the Corporation.

5.	Concerning the Escrow Agent.

The Agent:

a.	Accepts the designation as escrow agent under this Agreement and agrees to receive and hold the Escrow Funds (as defined below) and to disburse the Escrow Funds as provided in this Agreement. Each holder exercising a Rights Certificate will pay to Agent the applicable Subscription Funds. Agent agrees that it will from time to time accept funds from the holders of the Rights Certificates for the exercise of Rights Certificates in the form of checks or by wire transfer in immediately available funds. All checks shall be made payable to Securities Transfer Corporation as Escrow Agent for Rave Restaurant Group. If any check does not clear normal banking channels in due course, Agent will promptly notify the Company. Any check, which does not clear normal banking channels and is returned by the drawer’s bank to Agent will be promptly returned to the proper party along with all other documents relating to the Rights Offering. Any check received that is made payable to a party other than Securities Transfer Corporation shall be returned to the proper party.
b.	Shall hold the Subscription Funds in escrow and shall only make disbursements in respect thereof upon written notification to Agent by the Company following the Expiration Date (the “Release Notice”), and, subject to subsection (c) below, Agent will pay to the Company out of the Subscription Funds the specific amount set forth in the Release Notice.

c.	Agrees that if the Corporation terminates the Rights Offering at any time prior to the Expiration Date and delivers the Release Notice to Agent of such termination, Agent shall return the Subscription Funds, Rights Certificates and all other documentation it has received in connection with the Rights Offering to the parties from which it received them.

6.	Compensation of the Agent by the Corporation.

The Corporation shall pay fees for the services rendered hereunder, as set forth in the Fee Schedule attached hereto as Exhibit A. The Agent shall also be entitled to reimbursement from the Corporation for all reasonable and necessary expenses paid or incurred by it in connection with the administration by the Agent of its duties hereunder. The total Base Fees listed in Exhibit A must be paid upon commencement of the Rights Offering. Any invoice for out-of-pocket and/or per item fees or other fees incurred will be rendered to and payable by the Corporation within fifteen (15) days of the date of said invoice, except for invoiced estimated postage, printing and mailing expenses, which funds must be received five (5) business days prior to the scheduled Mailing date. It is understood and agreed that all responsibilities and duties of, and services to be performed by, Agent shall cease if full payment for its services has not been received in accordance with the above schedule, and said services will not commence thereafter until all payment due has been received by Agent.

7.	Reminder Mailings. The Corporation agrees that any follow up mailing program will be coordinated exclusively through Agent, either by Agent or using a vendor that Agent has previously approved. Agent may conduct follow up mailings through electronic mail, to the extent the email address of the intended recipient stockholder has been provided by Corporation to Agent.

8.	Performance. The Agent shall at all times act in good faith and agrees to use its commercially reasonable efforts within reasonable time limits to ensure the accuracy and timeliness of all services performed under this Agreement.

9.	Indemnification, Limitation of Liability.
a.	The Corporation covenants and agrees to indemnify and to hold the Agent harmless against any claims, actions, judgments, liabilities, costs, expenses (including reasonable fees of its legal counsel), losses or damages, which may be paid, incurred or suffered by or to which it may become subject, arising from or out of Agent’s performance of its duties under this Agreement in accordance with the terms hereof, other than claims arising as a result of Agent’s gross negligence or willful misconduct. Promptly after the receipt by the Agent of notice of any demand or claim, or the commencement of any action, suit, proceeding or investigation relating to its duties under this Agreement, the Agent shall notify the Corporation thereof in writing. The Corporation shall be entitled to participate at its own expense in the defense of any such claim or proceeding, and, if it so elects at any time after receipt of such notice, it may assume the defense of any suit brought to enforce any such claim or of any other legal action or proceeding. Neither Agent nor Corporation will, without the other’s prior written consent, settle or compromise or consent to the entry of any judgment to any pending or threatened action in respect of which indemnification may be sought hereunder. For the purposes of this Section 9, the phrase “any costs, expenses (including reasonable fees of its legal counsel), losses or damages” means any amount paid or payable to satisfy any claim, demand, action, suit or proceeding settled, and all reasonable costs and expenses, including, but not limited to, reasonable counsel fees and disbursements, paid or incurred in investigating or defending against any such action, suit, proceeding or investigation.

b.	Agent’s aggregate liability during any term of this Agreement with respect to, arising from, or arising in connection with this Agreement, or from all services provided or omitted to be provided under this Agreement, whether in contract, or in tort, or otherwise, is limited to, and shall not exceed, the amounts paid or payable hereunder by the Corporation to Agent as fees and charges, but not including reimbursable expenses.
c.	The Corporation and Agent understand and agree that Agent is not liable for failure of the bank into which the Subscription Funds are deposited and Corporation understands and agrees that any Federal Deposit Insurance Corporation insurance will be insufficient to cover the vast majority of funds received by Agent in connection with its duties and Corporation further understands, agrees, and directs that Agent need not and will not procure any additional insurance against bank failure of its depository institution. The provisions of this Section 9 shall survive the termination of this Agreement and Agent’s resignation or removal hereunder.

10.	Further Assurance. From time-to-time and after the date hereof, the Corporation shall deliver or cause to be delivered to the Agent such further documents and instruments and shall do and cause to be done such further acts as the Agent shall reasonably request (it being understood that the Agent shall have no obligation to make any such request) to carry out more effectively the provisions and purposes of this Agreement.

11.	Term. The Corporation may terminate this Agreement at any time by providing 10 days’ written notification to the Agent. Upon the effective date of termination of this Agreement, all cash and other payments, without interest, and all other property then held by the Agent on behalf of the holders of Common Stock hereunder shall be delivered by it to such successor agent or as otherwise shall be designated in writing by the Corporation. Upon termination of this Agreement, all subscription documents received and related documentation will be returned to the Corporation.

12.	Notices. Until further notice in writing by either party hereto to the other party, all written reports, notices and other communications between the Agent and the Corporation required or permitted hereunder shall be delivered or mailed by first class mail, postage prepaid, addressed as follows:

If to the Corporation, to:	Rave Restaurant Group, Inc. 3551 Plano Parkway The Colony, Texas 75056 Attn: Chief Executive Officer

If to the Agent, to:	Securities Transfer Corporation 2901 N. Dallas Parkway, STE 380 Plano, Texas 75093 Attn: George Johnson
13.	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas.

14.	Assignment.
a.	Except as provided in Section 14(b) below, neither this Agreement nor any rights or obligations hereunder may be assigned by either party without the written consent of the other party.
b.	The Agent may, without further consent on the part of the Corporation, subcontract with subcontractors for systems, processing, telephone and mailing services, and reminder mailing activities, as may be required from time to time; provided, however, that the Agent shall be fully responsible to the Corporation for the acts and omissions of any subcontractor.
c.	Except as explicitly stated elsewhere in this Agreement, nothing under this Agreement shall be construed to give any rights or benefits in this Agreement to anyone other than the Agent and the Corporation, and the duties and responsibilities undertaken pursuant to this Agreement shall be for the sole and exclusive benefit of the Agent and the Corporation. This Agreement shall inure to the benefit of and be binding upon the parties and their respective permitted successors and assigns.

15.	Amendment. This Agreement may not be modified, amended or supplemented without an express written agreement executed by each of the parties hereto.

16.	Counterparts. This Agreement may be executed in separate counterparts, each of which, when executed and delivered, shall be an original, but all such counterparts shall together constitute but one and the same instrument.

17.	No Joint Venture. This Agreement does not constitute an agreement for a partnership or joint venture between the Agent and the Corporation. Neither party shall make any commitments with third parties that are binding on the other party without the other party’s prior written consent.

18.	Force Majeure. In the event either party is unable to perform its obligations under the terms of this Agreement because of acts of God, strikes, equipment or transmission failure or damage that is reasonably beyond its control, or other cause that is reasonably beyond its control (except, in the case of the Agent, for acts of subcontractors), such party shall not be liable to the other for any damages resulting from such failure to perform or otherwise from such causes. Performance under this Agreement shall resume when the affected party or parties are able to perform substantially that party’s duties.

19.	Consequential Damages. Neither party to this Agreement shall be liable for any consequential, indirect, special or incidental damages under any provision of this Agreement or for any consequential, indirect, penal, special or incidental damages arising out of any act or failure to act hereunder even if that party has been advised of or has foreseen the possibility of such damages.

20.	Severability. If any provision of this Agreement shall be held invalid, unlawful, or unenforceable, the validity, legality, and enforceability of the remaining provisions shall not in any way be affected or impaired.

21.	Confidentiality. The Agent and the Corporation agree that all books, records, information and data pertaining to the business of the other party which are received pursuant to the negotiation or the carrying out of this Agreement, including the fees for services set forth in the attached schedule, shall remain confidential and shall not be voluntarily disclosed to any other person (except the party’s attorneys and advisors), except with the written approval of the other party or as may be required by law.

22.	Survival. The provisions of Sections 4, 5, 6, 9, 13, 14, 19, 21, 22 and 23 shall survive any termination of this Agreement.

23.	Merger of Agreement. This Agreement constitutes the entire agreement between the parties hereto and supersedes any prior agreement with respect to the subject matter hereof whether oral or written.

{Signatures on Following Page}

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

CORPORATION:

RAVE RESTAURANT GROUP, INC.

By: __________________________

Name: __________________________

Title: __________________________

AGENT:

SECURITIES TRANSFER CORPORATION

By: __________________________

Name: __________________________

Title: __________________________

Exhibit A

AGENT FEES AND INCLUDED SERVICES

Plus, reasonable out of pocket expenses, including but not limited to, checks, stop check charges, printing costs, postage, wire transfers, excess material disposal, overtime charges at 100% assessed in the event of late delivery of material for Mailing

INCLUDED SERVICES

•	Designating a corporate action account manager to communicate with all parties hereto and their counsel to establish the terms, timing and procedures required to carry out Subscription Agent duties, including document review and execution of legal agreements, Rights Certificates and other Rights Offering documents and communication materials, project management, and on-going project updates and reporting.

•	Designating an Information Agent account manager to review and become familiar with all Offering Documents and provide expert assistance to holders of Common Stock related to matters concerning the Rights Offering.

•	Preparing mailings that include name, address for the mailing of Offering Documents.

•	Collating and assembling Offering Documents and envelopes for mailing.

•	Addressing and enclosing Offering Documents, for one-time, one-day mailing to holders of Common Stock.

•	Receiving, opening and logging in returned Rights Certificates.

•	Checking Rights Certificates for validity against master list.

•	Checking for proper execution of all of Rights Certificates and other documents necessary to effect a proper exercise of Subscription Rights, including Substitute Form W-9’s (if applicable).

•	Curing defective subscriptions, including contacting holders of Common Stock in connection with unsigned or improperly executed Rights Certificates and other Offering Documents.

•	Soliciting by mail Substitute Form W-9’s from holders of Common Stock who have not executed them or whose TIN’s do not match our records.
•	Tracking and reporting as required the number of Basic Subscription Rights to which stockholders have subscribed.

•	Sealing, addressing, posting (not including postage), and providing envelopes for mailing to holders of Common Stock.

•

Providing stockholder relations services to all holders of Common Stock related to the Rights Offering, including phone, email, and regular mail inquiries.

•         Establish dedicated bank account to receive subscription funds

•         Establish and communicate domestic and international wire instructions

•         Provide daily close of business updates on monies received

•         Provide weekly in depth update and reconciliation of accounts

NON-INCLUDED SERVICES

•	Services associated with new duties, legislation or regulations which become effective after the date of this Agreement (these will be provided on an appraisal basis)

•	Reasonable legal review fees if referred to outside counsel upon receipt of prior approval of the Corporation

•	Overtime charges at 100% assessed in the event of late delivery of material for mailings, unless the target mail date is rescheduled

•	Post-Offer clean up

•	Dedicated Toll Free 800 Number